Exhibit 4.2

TURKPOWER CORPORATION SHAREHOLDERS AGREEMENT

1. Board of Directors:

The board of directors of the Company will comprise of 3(three) directors. (collectively as "Board of Directors" or "Board").  The Transferors will have the right to appoint 2/3 of the members and the Transferee will have the right to appoint 1/3 of the  members to the Board.

The Board of Directors will have regular meetings on a schedule to be mutually agreed, initially expected to be bimonthly.  In addition, any member of the Boards of Directors will be entitled to call a special meeting of the Board of Directors on not less than three business days' notice (or other reasonable notice to be agreed in the definitive documentation taking into account applicable legal requirements). If permitted by applicable legal requirements, any director will be permitted to attend the Board meetings by telephone or video conference.

2.Decisions of the Board of Directors

All actions of the Board shall require the affirmative vote of the majority of the votes cast by the directors present at a duly convened meeting at which a quorum is present, unless applicable law requires a higher threshold for any decision.  Decisions in lieu of a meeting may be taken with the written consent of all of the directors then in office.

The meeting and decision quorum of the Board for the following actions shall require the affirmative vote of at least one of the directors appointed by

3. Transferee:

•    determining 1/3 of the number of the new members to be appoined to the Board and managers to be appointed to the Company.

•    taking decisions for the announcements or notifications of the Company in the New York Stock Exchange or confirmation of the decisions taken.

4. Permitted Transfers

"Permitted Transfers" are (i) transfers by a Shareholder to an affiliate,  (ii) transfers by individual shareholders to immediate family members or trusts for estate planning purposes, (iii)  transfers by Transferee following the second anniversary of the Closing, that are consistent with the provisions set forth below opposite "Liquidity Events", or (iv) transfers by the  Transferors, following the third anniversary of the Closing,  that are consistent with the provisions set forth below opposite "Liquidity Events".

5. Liquidity Events

5.1. First Right of Refusal: If Transferee or the Transferors acting collectively (each a "Principal Shareholder") wishes to transfer all or any portion of its shares in a bona fide cash sale to a third party, such Principal Shareholder must first offer to transfer such shares to the other Principal Shareholder.  The other Principal Shareholder will have 30 days to offer to purchase all or none (but not part) of such shares at a cash price to be negotiated in good faith by the Principal Shareholders. If the aggregate number of shares that the other Principal Shareholder is willing to purchase is less than the number of shares offered by the transferring Principal Shareholder or none, or if the Principal Shareholders are unable to agree on the price and other material terms of the sale of the shares to the non-transferring Principal Shareholder, the transferring Principal Shareholder shall be entitled to transfer all (but not part) of the offered shares to a third party within 180 days thereafter at no less than 100% of the maximum cash price offered to the transferring Principal Shareholder by the other Principal Shareholder. However the below mentioned Tag-Along rights are reserved. As a condition to completion of such transfer, the third party shall be required to become a party to the Shareholders Agreement among the Shareholders.

5.2. Tag Along Rights

Each Party will have the right to participate in any sale to a third party by a transferring Shareholder of ownership interests in the Company (as a condition to the consummation of such sale), and in any such sale, such Party may sell its pro rata share of ownership interests in the Company (based on the percentage of the transferring Shareholder's original ownership interest in the shares that are being transferred) at the same price per share received (and otherwise on substantially the same terms and conditions agreed to with the third party) by the transferring Shareholder initiating such sale.

6. Covenants

Customary covenants for transactions of this kind, including, among others, Non-Competition and Non-Solicitation.  For as long as the Transferors remain shareholders in the Company and for a term of two years from the date of their sale of their entire shares in the Company, none of the Transferors will engage, directly or indirectly, in any business in mining sector or, without the prior written consent of Transferee, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, consultant or otherwise, any person or business in mining sector.

7. Compliance

Parties shall not take (nor shall any of them be obligated to take) any action which would cause the Transferee or the Company to violate any applicable laws (including, without limitation, the anti-bribery provisions in the Turkish Penal Code, the OECD Convention on Combating Bribery, the UK Anti-Terrorism, Crime and Security Act and the US Foreign Corrupt Practices Act and economic sanctions laws and anti-boycott regulations in the US and elsewhere). The Transferee shall adopt a Compliance Policy in respect thereof.

8. Information Rights

The Transferors will provide the Transferee with information concerning the Company’s business and operations, including assistance and information for U.S. compliance, tax and ERISA purposes for U.S. investors.  Without limiting the generality of the foregoing, each Principal Shareholder shall be entitled to the timely receipt of the following reports:

(a)           Audited annual financial statements;

(b)           Unaudited quarterly financial statements;

(c)           Unaudited monthly operating and financial reports in a form to be  agreed upon by the parties;

(d)           Acquisition summaries;

(e)           Annual Budget, with periodic updates, as appropriate;

(f)           Notices of material events; and

(g)           Other information reasonably requested.

9. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of State of Delaware. In case of any dispute, Delaware Courts and Execution Offices shall have jurisdiction.

10. Dispute Resolution

Any dispute, difference, controversy, or claim of any kind whatsoever that arises or occurs between the Parties in relation to anything or matter arising under, out of, or in connection with the Agreement shall be exclusively and finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, by a panel of three arbitrators appointed in accordance with such rules as in effect on the date hereof.  The language of the arbitration shall be English and the place of arbitration shall be London, United Kingdom.  The award or decision of the arbitrators shall be final, binding upon the Parties and non-appealable. Judgment upon the award or decision rendered by the arbitrators may be entered in any court having jurisdiction there over.

Date: 28.06.2011/NewYork

Nalan Oral /s/ Nalan Oral

Selçuk Oral /s/ Selçuk Oral	Turkpower Corporation

Represented by:

Aykut Ferah /Ryan E.Hart

/s/ Aykut Ferah